UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

November 11, 2004

Ad hoc notification of Deutsche Telekom AG

Deutsche Telekom Board of Management aims to pay a dividend of EUR 0.62 for 2004

•                  Net revenue in the first nine months of 2004 grew in organic terms by approximately 6.3 percent year-on-year, reported net revenue increased by around 4 percent to approximately EUR 42.9 billion.

•                  Adjusted Group EBITDA up by 6.1 percent to EUR 14.6 billion, organic growth in adjusted EBITDA at 7.6 percent.

•                  Net income doubled from EUR 1.6 billion to EUR 3.2 billion, adjusted for special factors, it almost tripled from EUR 0.7 billion to EUR 1.9 billion.

•                  Free cash flow before dividend payments decreased from EUR 7.4 billion to EUR 6.6 billion as a result of higher capital expenditure.

•                  Net debt reduced by an additional EUR 5.8 billion to EUR 40.8 billion compared with EUR 46.6 billion at the end of 2003.

•                  Further development of the dividend will depend on the future levels of net income.

•                  Net income in 2004 will be around EUR 3.2 billion, exceeding the original target of EUR 2.5 billion.

•                  Adjusted EBITDA in 2005 expected to be between EUR 1.2 billion and EUR 1.5 billion higher than the target for 2004 of at least EUR 19.2 billion.

Issuer’s information/explanatory remarks concerning this ad hoc announcement:

Overview of selected key figures (third quarter of 2004)

	Q3/2004	Q3/2003	Change
	millions of Euro	millions of Euro	%
Net revenue	14,524	14,077	3.2
- Domestic	8,535	8,553	(0.2)
- International	5,989	5,524	8.4
Adjusted results from ordinary business activities	1,433	630	n.a.
Results from ordinary business activities	1,974	691	n.a.
Adjusted net income	989	463	n.a.
Net income	1,387	508	n.a.
EBITDA excluding special factors	5,264	4,711	11.7
EBITDA	5,805	4,683	24.0
Net cash provided by operating activities	3,680	4,784	(23.1)
Free cash flow before dividend payments	2,391	3,427	(30.2)
Investments in property, plant and equipment and intangible assets (excluding goodwill)	(1,275)	(1,431)	10.9

	Q1-Q3 2003	Q1-Q3 2004	Change	FY 2003
	millions of Euro	millions of Euro	%	millions of Euro
Net revenue	42,922	41,288	4.0	55,838
- Domestic	25,560	25,689	(0.5)	34,691
- International	17,362	15,599	11.3	21,147
Adjusted results from ordinary business activities	2,882	1,182	n.a.	1,122
Results from ordinary business activities	4,726	1,783	n.a.	1,398
Adjusted net income	1,944	738	n.a.	222
Net income	3,211	1,617	98.6	1,253
EBITDA excluding special factors	14,632	13,785	6.1	18,288
EBITDA	16,476	14,297	15.2	18,475
Net cash provided by operating activities	10,808	11,044	(2.1)	14,316
Free cash flow before dividend payments	6,585	7,393	(10.9)	8,285
Investments in property, plant and equipment and intangible assets (excluding goodwill)	(3,811)	(3,536)	(7.8)	(6,234)
Net debt at balance sheet date	40,779	49,156	(17.0)	46,576
Number of employees at balance sheet date	247,891	249,974	(0.8)	248,519

Deutsche Telekom continued its growth course in the third quarter of 2004 while substantially increasing profitability. Based on this positive trend in the first nine months of 2004, the Board of Management further substantiated its expectations for the full year and, in some cases, increased them considerably. Net income will be around EUR 3.2 billion, compared with the previous target of EUR 2.5 billion. Based on this expectation, the Board of Management is aiming to pay a dividend of EUR 0.62 for the 2004 financial year. This corresponds to a dividend yield based on the current share price of between 3.7 and 4.1 percent and a total dividend payment of between EUR 2.4 billion and EUR 2.6 billion. The final dividend will be dependent on the net income for 2004. The Board of Management, therefore, will present to the Supervisory Board, at its meeting to review the 2004 financial accounts, a dividend in the range of EUR 0.56 to EUR 0.62. Deutsche Telekom regards the level of the dividend for 2004 as a minimum level for future years. It is the intention to adhere to the principle of providing an attractive return to the company’s shareholders. The further development of the dividend will depend on the future levels of net income.

The expectation for adjusted Group EBITDA for 2004 continues to be at least EUR 19.2 billion. Amounts exceeding this target will be invested in the further expansion of the growth areas of mobile communications and broadband.

In the 2005 financial year, adjusted EBITDA is to increase by between EUR 1.2 billion and EUR 1.5 billion compared with the target for the current financial year. This is compared with an expected year-on-year increase of at least EUR 0.9 billion in 2004.

In the first nine months of 2004, net revenue increased by 4 percent or approximately EUR 1.6 billion to around EUR 42.9 billion. Excluding changes in the composition of the Group and exchange rate fluctuations, organic revenue growth of around 6.3 percent was achieved. All in all, revenue development was slowed by negative exchange rate effects of EUR 0.6 billion and consolidation effects amounting to EUR 0.4 billion resulting, for example, from the deconsolidation of T-Com’s cable companies and deconsolidation measures at T-Systems.

Group EBITDA increased year-on-year by 15.2 percent in the first nine months of the year from EUR 14.3 billion to EUR 16.5 billion. Adjusted EBITDA increased in the same period by 6.1 percent to EUR 14.6 billion. Organic growth in adjusted Group EBITDA was 7.6 percent. The adjusted EBITDA margin increased by 0.7 percentage points to 34.1 percent.

Deutsche Telekom substantially increased its revenue again in the third quarter of 2004. Revenue increased by around EUR 0.4 billion or 3.2 percent year-on-year to over EUR 14.5 billion.

Deutsche Telekom’s revenue growth was again driven by positive business development at the T-Mobile and T-Online divisions. The increase at T-Mobile amounted to 9.4 percent compared with the third quarter of 2003, and 11.2 percent compared with the first nine months of 2003 and was mainly driven by continued subscriber growth at T-Mobile USA. T-Online made a significant contribution to the positive development of the Group with more than 8.2 percent compared with the first three quarters of 2003, primarily as a result of the systematic continuation of the broadband strategy.

Revenue at T-Com decreased by 4.2 percent year-on-year in the third quarter of 2004. However, the rate of decrease slowed to 5 percent compared with the first nine months of 2003 after a decline of 5.4 percent in a year-on-year comparison of the first six months. After deducting the pro-rata revenue of the remaining cable companies that were sold as of March 1, 2003, revenue was 4.3 percent lower year-on-year in the first nine months of 2004.

For both the third quarter of 2004 and the first nine months of the year, T-Systems kept its revenue stable compared with the respective prior-year periods. Adjusted for deconsolidation effects, revenue increased in organic terms by 1 percent.

International revenue increased by over 8 percent in a quarter-on-quarter comparison. Despite negative currency translation effects, the proportion of international revenue increased to 41.2 percent compared with 39.2 percent in the same period last year. The key factor behind this is primarily the sustained positive development of revenue at T-Mobile USA.

Group EBITDA amounted to approximately EUR 5.8 billion in the third quarter of 2004 - up EUR 1.1 billion or 24 percent year-on-year. All divisions, as well as Group Headquarters & Shared Services, contributed to this increase.

In the third quarter of 2004 there were positive special factors from the write-up of U.S. mobile communications licenses of around EUR 0.6 billion, which contrasted with expenses of EUR 0.1 billion for items such as voluntary redundancy payments and restructurings. Special factors with a net total of approximately EUR 1.8 billion had a positive effect on EBITDA in the first three quarters of 2004.

Adjusted to exclude special factors, Group EBITDA increased in the third quarter by EUR 0.6 billion or 11 percent to EUR 5.3 billion, with T-Mobile making the largest contribution to the increase.

Adjusted EBITDA in the first three quarters of 2004 amounted to approximately EUR 14.6 billion compared with EUR 13.8 billion in the same period last year.

Results from ordinary business activities increased considerably year-on-year in both the third quarter and the first nine months of 2004 to over EUR 1.9 billion and EUR 4.7 billion respectively. In addition to the sustained growth in revenue, this increase was also due to improved cost structures, the write up of U.S. mobile communications licenses and the lower net interest expense included in net financial expense. By contrast, other operating expenses rose, particularly due to additions to accruals relating to the winding up of the U.S. mobile communications joint venture.

Net income increased by EUR 0.9 billion year-on-year to EUR 1.4 billion in the third quarter of 2004. An increase of EUR 0.5 billion to EUR 1.0 billion was achieved in adjusted net income.

In the first nine months of 2004, net income doubled year-on-year from EUR 1.6 billion to EUR 3.2 billion. This increase was mainly driven by the positive development of the results from ordinary business activities. Income tax expenses of EUR 1.2 billion had a negative effect, on the other hand.

Adjusted for special factors, in particular net proceeds relating to the winding up of the mobile communications joint venture in the United States, net income almost tripled year-on-year from approximately EUR 0.7 billion to around EUR 1.9 billion.

While free cash flow in the third quarter of 2004 increased by EUR 1.1 billion quarter-on-quarter to almost EUR 2.4 billion, it decreased by EUR 1.0 billion year-on-year. The figure for the first nine months declined year-on-year by EUR 0.8 billion to almost EUR 6.6 billion, mainly as a result of a renewed increase in capital expenditure. Despite this, Deutsche Telekom continues to expect free cash flow of at least EUR 7 billion for the full 2004 financial year.

Net debt was reduced again in the third quarter of 2004 to just under EUR 40.8 billion. This represents a further decrease of around EUR 5.8 billion compared with the end of 2003. In the third quarter of 2004 alone, net debt was decreased by an additional EUR 2.5 billion, mainly driven by free cash flow.

Selected key figures of the divisions

T-Com

	Q3/2004	Q3/2003	Change
	millions of Euro	millions of Euro	%
Total revenue	6,806	7,104	(4.2)
Net revenue	6,007	6,152	(2.4)
Results from ordinary business activities(4)	1,455	1,255	15.9
EBITDA(1)	2,576	2,548	1.1
Adjusted EBITDA(2)	2,593	2,549	1.7

	Q1-Q3 2004	Q1-Q3 2003	Change	FY 2003
	millions of Euro	millions of Euro	%	millions of Euro
Total revenue	20,663	21,747	(5.0)	29,206
Net revenue	18,114	18,716	(3.2)	25,116
Results from ordinary business activities(4)	4,259	3,569	19.3	4,690
EBITDA(1)	7,773	7,684	1.2	10,164
Adjusted EBITDA(2)	7,826	7,777	0.6	10,356
Number of employees(3)	125,799	141,620	(11.2)	139,548

T-Mobile

	Q3/2004	Q3/2003	Change
	millions of Euro	millions of Euro	%
Total revenue	6,479	5,920	9.4
Net revenue	6,273	5,632	11.4
Results from ordinary business activities(1)	1,287	239	n.a.
EBITDA(1)	2,798	1,748	60.1
Adjusted EBITDA(2)	2,162	1,748	23.7
Number of employees(3)	44,920	41,708	7.7

	Q1-Q3 2004	Q1-Q3 2003	Change	FY 2003
	millions of Euro	millions of Euro	%	millions of Euro
Total revenue	18,660	16,787	11.2	22,778
Net revenue	17,956	15,871	13.1	21,572
Results from ordinary business activities(1)	3,289	637	n.a.	831
EBITDA(1)	7,685	5,350	43.6	7,016
Adjusted EBITDA(2)	5,769	5,005	15.3	6,671
Number of employees(3)	44,096	41,440	6.4	41,767

T-Systems

	Q3/2004	Q3/2003	Change
	millions of Euro	millions of Euro	%
Total revenue	2,564	2,617	(2.0)
Net revenue	1,747	1,798	(2.8)
Results from ordinary business activities	39	(34)	n.a.
EBITDA(1)	392	389	0.8
Adjusted EBITDA(2)	397	393	1.0

	Q1-Q3 2004	Q1-Q3 2003	Change	FY 2003
	millions of Euro	millions of Euro	%	millions of Euro
Total revenue	7,664	7,744	(1.0)	10,614
Net revenue	5,282	5,267	0.3	7,184
Results from ordinary business activities	(189)	(160)	(18.1)	(581)
EBITDA(1)	1,011	1,076	(6.0)	1,412
Adjusted EBITDA(2)	1,059	1,016	4.2	1,415
Number of employees(3)	39,990	42,446	(5.8)	42,108

T-Online(5)

	Q3/2004	Q3/2003	Change
	millions of Euro	millions of Euro	%
Total revenue	464	453	2.4
Net revenue	419	413	1.5
Results from ordinary business activities	24	103	(76.7)
EBITDA(1)	110	84	31.0
Adjusted EBITDA(2)	111	84	32.1

	Q1-Q3 2004	Q1-Q3 2003	Change	FY 2003
	millions of Euro	millions of Euro	%	millions of Euro
Total revenue	1,457	1,347	8.2	1,851
Net revenue	1,328	1,209	9.8	1,662
Results from ordinary business activities	106	126	(15.9)	104
EBITDA(1)	357	260	37.3	335
Adjusted EBITDA(2)	358	235	52.3	310
Number of employees(3)	2,948	2,644	11.5	2,637

Group Headquarters & Shared Services

	Q3/2004	Q3/2003	Change
	millions of Euro	millions of Euro	%
Total revenue	1,164	1,056	10.2
Net revenue	78	82	(4.9)
Results from ordinary business activities	(799)	(878)	9.0
EBITDA(1)	69	(9)	n.a.
Adjusted EBITDA(2)	48	15	n.a.

	Q1-Q3 2004	Q1-Q3 2003	Change	FY 2003
	millions of Euro	millions of Euro	%	millions of Euro
Total revenue	3,408	3,220	5.8	4,268
Net revenue	242	225	7.6	304
Results from ordinary business activities	(2,794)	(2,330)	(19.9)	(4,071)
EBITDA(1)	(175)	215	n.a.	(276)
Adjusted EBITDA(2)	(298)	(5)	n.a.	(316)
Number of employees(3)	35,337	23,868	48.1	25,203

1) EBITDA = Results of ordinary business activities before net financial income/expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to “Reconciliation of pro forma figures” at “www.telekom.de/investor-relations”.

2) For detailed information, please refer to “Reconciliation of pro forma figures” at “www.telekom.de/investor-relations”

3) Average number of employees.

4) The Toll Collect joint venture has been managed by and reported under the T-Systems segment since April 1, 2004. For segment reporting purposes, the effects on the statement of income are no longer shown under T-Com, but under T-Systems. The figures for the previous year have been adjusted accordingly to facilitate comparison.

5) The T-Online figures shown here were calculated in line with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and do not correspond to the figures published by T-Online International AG in accordance with IFRS, as T-Online International AG and Deutsche Telekom AG do not apply the same accounting policies.

Based on the figures for the third quarter of 2004, Deutsche Telekom has modified its estimates for key performance indicators and included more details than in previous statements. The expectation for adjusted Group EBITDA of at least EUR 19.2 billion remains unchanged. Free cash flow will increase to at least EUR 7 billion, capex is also expected to amount to approximately EUR 7 billion. Net income will be around EUR 3.2 billion, exceeding the original target of EUR 2.5 billion.

Deutsche Telekom expects EBITDA to increase by between EUR 1.2 billion and EUR 1.5 billion in the 2005 financial year compared with the target value for 2004. Free cash flow is expected to amount to between EUR 7.5 billion and EUR 8 billion.

Additional investments of roughly EUR 2 billion will be made for the acquisition of the Cingular mobile network in California and Nevada, approximately the same amount again to procure additional spectrum capacity in the United States, and up to EUR 2.9 billion is planned for the merger of T-Online into Deutsche Telekom.

Based on the total volume of investment as well as the total dividend payment amount, no significant change in the correlation between net debt and adjusted EBITDA is expected in 2005.

For further information please refer to the Q3 Group report 2004 and the Press release.

This notification contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account. In addition to the figures shown in accordance with German GAAP, Deutsche Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with German GAAP. For a definition of these pro forma figures, please refer to the explanations under “Reconciliation to pro forma figures” on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: November 12, 2004